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LATHAM&WATKINS

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Washington, D.C.

March 11, 2003

03007835

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

RECD S.E.C.
MAR 14 2003
1086

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- press release dated March 5, 2003 announcing results for the year ending December 31, 2002 (in English).

Please feel free to call me if you have any questions at +44 207 710 1000.

Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Enclosure

4/7

cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE'LONGHI S.P.A.: The Board of Directors of De' Longhi Group, leader in the small domestic appliances with brands such as De' Longhi, Kenwood, Ariete, Simac met in order to approve preliminary results for FY 2002. For the fiscal year ended December 31st 2002 turnover of De' Longhi Group reached €1,273.7m (+6.3% compared to 2001).
On a constant exchange rate basis sales growth would have been 8.7%.
EBITDA reached €180.4m (+9.9%) and EBITDA margin was 14.2%, compared to 13.7% in 2001, in spite of unfavourable exchange rate effects for about 0.4 percentage points on turnover. Strong improvement of net income to €40.0m with a growth of 52.0% compared to €26.3m in 2001.
Working capital on sales decreased to 21.1% vs 32.4% in 2001. Net financial debt also reduced to €269.1m, thanks to a free cash flow generation of €78.9m and securitization proceeds for € 99.1m.

In 2002, even in a substanstially flat market environment, De' Longhi continued to increase its turnover and improve its profitability thanks to the launch of new products and control of operating expenses.
Sales growth (+6.3%) was negatively impacted by exchange rate movements (-2.4%) and by the exit from the low end microwave ovens (-1.3%); excluding these two effects sales growth would have been 10%.
The Group reported a solid growth in the Cooking and Food Preparation (+10.8%) and Air Conditioning and Treatment segments (+8.6%). The reduction in the Heating segment (-2.7%) was caused by a delayed start of the winter season, due to higher than average temperatures in some reference markets of the Group.
The performance of the Cleaning and Ironing segment (+5.3%) can be regarded as satisfactory after the strong growth reported in 2001.

As far as the performance by geographic market is concerned, it is worth pointing out the sales growth in Italy (+8.9%), even in a declining small domestic appliances market and thanks to a gain of market shares and consolidation of the leading position in the Italian market. In the UK (+5.5%) Kenwood continued its growth trend, by gaining the leading position in several product categories.
The increase of sales in North America and Japan (+9.7% and 10.8% respectively) was also satisfactory, even if strongly impacted by the strengthening of € vs $ and Yen; at costant exchange rates turnover would have grown by 18.2% in North America and by 20.7% in Japan.

EBITDA margin increased from 13.7% to 14.2% driven by a better sales mix, control of industrial costs and an increased use of Chinese industrial platform; all of these actions will continue in 2003; these effects more than counterbalanced the unfavourable exchange rate movements and the lower contribution to sales of the Heating segment, which has an higher than Group's average profitability. Advertising expenses grew remarkably more than 20% compared to 2001, in order to support the products launched in the market in the final part of the year.

In 2002 EBIT reached €109.9m, with an increase of 16.5% (€94.4m in 2001) and EBIT margin was 8.6% compared to 7.9% in 2001; the improvement of EBIT was more than proportional compared to EBITDA since D&A declined as a percentage of sales in 2002 .

Net income reached €40.0m (+52.0% vs 2001), without significant changes in the extraordinary items, also thanks to the effects of the hedging policies in place which allowed to recover most of the unfavourable exchange rate effects.

All the main ratios improved as well: ROE (from 5.0% in 2001 to 7.2% in 2002), ROCE (from 9.7 to 13.3%) and Interest Cover (calculated as EBITDA/Net Interest Expense, from 4.2x to 5.0x).

The actions undertaken to control inventory and improve receivables collection allowed to reduce net working capital further; before the securitization proceeds and therefore on a fully comparable basis net working capital declined from €388.5m (32.4% on sales) in 2001 to €370.3m (29.1% on sales) in 2002. Taking into consideration also the securitization proceeds, net working capital reduced to €269.1m (21.1% on sales). For the second consecutive year net working capital as a percentage of sales declined and this result is even more remarkable bearing in mind that in 2000 net working capital on sales was 37.6%.

As of December 31, 2002, net financial position declined to €269.1m thanks to a free cash flow generation of €78.9m (after distributing dividends for €4.9m) and securitization proceeds for €99.1m from €447.1m as of 2001 year end. Gearing also improved from 0.85x in 2001 to 0.49x in 2002 (gearing would be 0.66x if securitization proceeds had to be excluded).

"We are pleased with the results achieved" – comments Chairman Giuseppe De' Longhi – "and in particular with the performance on the Italian, Japanese and North American markets, also in the light of the tough economic scenario".

"We are confident we can improve sales and profitability further in 2003" – concludes CEO Stefano Beraldo – "thanks to the extension of the range for the products launched in the market at the end of 2002, the new products to be launched, a further development of the main brands of the Group and a continuous committment on cost control".

The draft balance sheet will be discussed by the Board of Directors during its meeting of March 21st, 2003 and submitted to the approval of the shareholders at the annual shareholders' meeting of April 14th in first call, or April 15th in second call.

Eventually, it is to be known that De'Longhi S.p.A.'s Board of Directors has integrated its Corporate Governance Code according to the amendments made by the Committee for the Corporate Governance of Listed Companies in July 2002 to the Corporate Governance Code. The new version of the Code is also available on the internet site www.delonghi.com.

According to article 3 of the aforesaid Corporate Governance Code, the Board of Directors examined the Directors' independence, and confirmed the independence of two Directors of seven, and precisely Mr. Carlo Garavaglia and Mr. Giorgio Brunetti.

Attached: consolidated Balance Sheets and Profit and Loss Statements

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, March 5 2003

De'Longhi S.p.A. consolidated financial statement as at 31 December 2002

Income statement

	2002	% of sales	2001	% of sales
	Euro mil.	%	Euro mil.	%
Revenues from sales	1.251,0	98,2%	1.177,9	98,3%
Other income	22,7	1,8%	20,0	1,7%
Total revenues	**1.273,7**	**100,0%**	**1.197,9**	**100,0%**
Increase 2002/2001	*75,7*	*6,3%*		
Materials	(620,7)	(48,7%)	(596,4)	(49,8%)
Services	(286,0)	(22,5%)	(260,2)	(21,7%)
Sundry operating expenses	(11,5)	(0,9%)	(9,1)	(0,8%)
Value added	**355,5**	**27,9%**	**332,2**	**27,7%**
Labour costs	(162,3)	(12,7%)	(157,2)	(13,1%)
Provisions and writedowns	(12,8)	(1,0%)	(10,9)	(0,9%)
EBITDA	**180,4**	**14,2%**	**164,1**	**13,7%**
Increase 2002/2001	*16,3*	*9,9%*		
Depreciation and amortization	(70,4)	(5,5%)	(69,7)	(5,8%)
EBIT	**109,9**	**8,6%**	**94,4**	**7,9%**
Increase 2002/2001	*15,6*	*16,5%*		
Net financial expenses	(36,3)	(2,8%)	(39,0)	(3,3%)
Extraordinary income (expenses)	(5,4)	(0,4%)	(5,7)	(0,5%)
Earnings before taxes	**68,3**	**5,4%**	**49,6**	**4,1%**
Increase 2002/2001	*18,6*	*37,6%*		
Income taxes	(28,0)	(2,2%)	(23,1)	(1,9%)
Net income (loss) before minority interest	**40,3**	**3,2%**	**26,5**	**2,2%**
Minority interest	0,3	0,0%	0,2	0,0%
Net income (loss) for the year	**40,0**	**3,1%**	**26,3**	**2,2%**
Increase 2002/2001	*13,7*	*52,0%*		

De'Longhi S.p.A. consolidated financial statement as at 31 December 2002

Balance sheet

	31.12.2002	31.12.2001	Change
	Euro mil.	Euro mil.	Euro mil.
Trade receivables	310,6	412,5	(101,9)
Net inventory	233,8	234,8	(1,1)
Trade payables	(290,9)	(249,7)	(41,2)
Other current assets (liabilities)	15,6	(9,1)	24,7
Net working capital	**269,1**	**388,5**	**(119,4)**
Non current assets:			
Intangible assets	434,6	435,2	(0,6)
Tangible assets	221,0	193,7	27,3
Financial assets	8,0	9,6	(1,5)
Total funds and long-term liabilities	(108,8)	(54,8)	(53,9)
Total capital employed	**824,0**	**972,2**	**(148,2)**
Minority interests	(0,3)	(0,3)	(0,0)
Net equity	(554,5)	(524,8)	(29,7)
Total non-financial sources	**(554,9)**	**(525,1)**	**(29,8)**
Net financial position	**(269,1)**	**(447,1)**	**177,9**